UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Virtu Financial, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

928254101

(CUSIP Number)

Justin Waldie

General Counsel

300 Vesey Street

New York, NY 10282

(212) 418-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101		SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Vincent Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,257,514 (1)

	8	Shared Voting Power 80,610,490 (2)

	9	Sole Dispositive Power 14,257,514 (1)

	10	Shared Dispositive Power 80,610,490 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,868,004

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒

13	Percent of Class Represented by Amount in Row (11) 52.1% (3)

14	Type of Reporting Person IN

(1)

Represents (i) 12,670,014 shares of the Issuer’s Class A common stock, par value $0.00001 per share (the “Class A Common Stock”) issuable to Virtu Employee Holdco LLC (“Employee Holdco”) upon the exchange of 12,670,014 non-voting common interest units of Virtu Financial LLC (“Virtu Financial Units”) and an equal number of shares of Class C common stock, par value $0.00001 per share (the “Class C Common Stock”) held by Employee Holdco that the reporting person may be deemed to beneficially own in his capacity as the manager of Employee Holdco, (ii) 200,000 shares of Class A Common Stock that the reporting person directly owns and (iii) 1,387,500 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days.

(2)

Represents 80,610,490 shares of Class A Common Stock beneficially owned by Teresa Viola, the reporting person’s wife, that the reporting person may be deemed to beneficially own by virtue of their relationship.

(3)

Based on (i) 88,452,589 shares of Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2017, (ii) 1,387,500 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days, (iii) 12,670,014 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of the 12,670,014 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco and (iv) 79,610,490 shares of Class A Common Stock issuable to TJMT Holdings LLC (“TJMT”) upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock, par value $0.00001 per share (the “Class D Common Stock”) held by TJMT for shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”) and (y) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP No. 928254101		SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Virtu Employee Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,670,014 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,670,014 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,670,014

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒

13	Percent of Class Represented by Amount in Row (11) 12.5% (2)

14	Type of Reporting Person OO

(1)

Represents 12,670,014 shares of Class A Common Stock issuable to the reporting person at any time upon the exchange of the 12,670,014 Virtu Financial Units and an equal number of shares of Class C Common Stock.

(2)

Based on (i) 88,452,589 shares of Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2017 and (ii) 12,670,014 shares of Class A Common Stock issuable to the reporting person upon the exchange of the 12,670,014 Virtu Financial Units and an equal number of shares of Class C Common Stock held by the reporting person.

CUSIP No. 928254101		SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person TJMT Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 80,610,490 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 80,610,490 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,610,490 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒

13	Percent of Class Represented by Amount in Row (11) 48.0% (2)

14	Type of Reporting Person OO

(1)

Represents (i) 1,000,000 shares of Class A Common Stock that the reporting person directly owns and (ii) 79,610,490 shares of Class A Common Stock issuable to the reporting person at any time upon (i) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D Common Stock held by the reporting person for shares of Class B Common Stock and (ii) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock.

(2)

Based on (i) 88,452,589 shares of Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2017 and (ii) 79,610,490 shares of Class A Common Stock issuable to the reporting person upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D Common Stock held by the reporting person for shares of Class B Common Stock and (y) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP No. 928254101		SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Michael Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,987 (1)

	8	Shared Voting Power 80,610,490 (2)

	9	Sole Dispositive Power 87,987 (1)

	10	Shared Dispositive Power 80,610,490 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,698,477

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒

13	Percent of Class Represented by Amount in Row (11) 48.0% (3)

14	Type of Reporting Person IN

(1)

Represents (i) 52,235 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of the 52,235 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco, (ii) 5,752 shares of Class A Common Stock that the reporting person directly owns and (iii) 30,000 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days.

(2)

Represents (i) 1,000,000 shares of Class A Common Stock directly held by TJMT and (ii) 79,610,490 shares of Class A Common Stock issuable to TJMT upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock that the reporting person and Teresa Viola may be deemed to beneficially own as a result of them sharing dispositive control and voting control over the shares held by TJMT as managing members of TJMT.

(3)

Based on (i) 88,452,589 shares of Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2017, (ii) 30,000 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days, (iii) 52,235 shares of Class A Common Stock issuable upon the exchange of the 52,235 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco and (iv) 79,610,490 shares of Class A Common Stock issuable to TJMT upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP No. 928254101		SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Teresa Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,610,490 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 80,610,490 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,610,490

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒

13	Percent of Class Represented by Amount in Row (11) 48.0% (2)

14	Type of Reporting Person IN

(1)

Represents (i) 1,000,000 shares of Class A Common Stock directly held by TJMT and (ii) 79,610,490 shares of Class A Common Stock issuable to TJMT upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock that the reporting person and Michael Viola may be deemed to beneficially own as a result of them sharing dispositive control and voting control over the shares held by TJMT as managing members of TJMT.

(2)

Based on (i) 88,452,589 shares of Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2017 and (ii) 79,610,490 shares of Class A Common Stock issuable to TJMT upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP No. 928254101	SCHEDULE 13D

Item 1.   Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”) of Virtu Financial, Inc. (the “Issuer”), whose principal executive offices are located at 300 Vesey Street, New York, New York 10282.

The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G in accordance with Rule 13d-1(d), dated February 14, 2017. This Schedule 13D is being filed to report the equity issuances of Class A Common Stock as described in Item 3, Item 4 and Item 6 hereof.

Item 2.  Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(1) Vincent Viola, a U.S. citizen;

(2) Virtu Employee Holdco LLC, a Delaware limited liability company (“Employee Holdco”);

(3) TJMT Holdings LLC, a Delaware limited liability company (“TJMT”);

(4) Michael Viola, a U.S. citizen; and

(5) Teresa Viola, a U.S. citizen.

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.”

The principal address of each of the Reporting Persons is 300 Vesey Street, New York, NY 10282.

The present principal occupations of the Reporting Persons are:

(1) Vincent Viola: Chairman Emeritus and member of the Board of Directors of the Issuer (the “Board”).

(2) Employee Holdco: Not applicable.

(3) TJMT: Not applicable.

(4) Michael Viola: Member of the Board.

(5) Teresa Viola: Co-Managing Member of TJMT.

(d)-(e) None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations

CUSIP No. 928254101	SCHEDULE 13D

of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (the “IPO”), the Reporting Persons beneficially owned equity interests in Virtu Financial, LLC (“Virtu Financial”).  As part of the reorganization of the Issuer prior to its IPO, the Reporting Persons’ equity interests were reclassified into common units of Virtu Financial, they acquired non-economic shares of Class C Common Stock and Class D Common Stock of the Issuer and were granted the right to exchange the common units of Virtu Financial and shares of common stock of the Issuer for shares of Class A Common Stock or Class B Common Stock of the Issuer.  As a result, the Reporting Persons beneficially owned 94,469,216 shares of Class A Common Stock upon completion of the IPO.  Subsequent to the Issuer’s IPO, Vincent Viola, Michael Viola and TJMT purchased an aggregate of 1,205,752 shares of Class A Common Stock on the open market with personal funds and working capital and Vincent Viola and Michael Viola received from the Issuer an aggregate of 1,417,500 options exercisable for Class A Common Stock.

No part of the purchase price of the above transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

CUSIP No. 928254101	SCHEDULE 13D

As previously disclosed by the Issuer, on July 20, 2017, the Issuer completed its acquisition (the “Acquisition”) of Virtu KCG Holdings LLC (formerly known as KCG Holdings, Inc.).  In connection with financing the consideration for the Acquisition, the Issuer entered into (i) an investment agreement (the “Temasek Investment Agreement”) with Aranda Investments Pte. Ltd. (“Temasek”), pursuant to which the Issuer issued to Temasek 6,346,155 shares of Class A Common Stock and, pursuant to a letter agreement, dated July 19, 2017, by and between the Issuer and Temasek, the Issuer expects to issue to Temasek an additional 1,666,666 shares of Class A Common Stock no later than October 6, 2017, subject to the satisfaction of certain regulatory conditions and there being no law or injunction restraining, enjoining, making illegal or otherwise prohibiting such issuance (collectively, the “Temasek Investment”), and (ii) an investment agreement (as amended, the “NIH Investment Agreement”) with North Island Holdings I, LP (“NIH”), pursuant to which the Issuer issued to NIH 39,725,979 shares of Class A Common Stock and, pursuant to a letter agreement, dated July 19, 2017, by and between the Issuer and NIH, the Issuer expects to issue to NIH an additional 338,124 shares of Class A Common Stock no later than October 6, 2017, subject to the satisfaction of certain regulatory conditions and there being no law or injunction restraining, enjoining, making illegal or otherwise prohibiting such issuance (collectively, the “NIH Investment” and, together with the Temasek Investment, the “Investments”). As further described in Item 6 hereof, TJMT entered into a Stockholders Agreement with Temasek and NIH that became effective upon the closing of the Acquisition.

As noted in Item 5 below, the Reporting Persons may be deemed to be in a group with NIH for purposes of Section 13(d)(3) of the Exchange Act.

Item 4.  Purpose of Transaction.

As a result of the Reporting Persons’ stock ownership, Mr. Vincent Viola’s position as Chairman Emeritus and a member of the Board and Mr. Michael Viola’s position as a member of the Board, the Reporting Persons are in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval.  Following the Acquisition, TJMT continues to beneficially own the majority of the voting power of the outstanding capital stock of the Issuer as a result of holding shares of Class D Common Stock and therefore can approve or disapprove any matter requiring a majority vote of the Issuer’s stockholders.  For example, as a holder of the Class D Common Shares, TJMT approved the issuance of Class A Common Stock in connection with the Investments.

In the future, from time to time and at any time, the Reporting Persons may (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Person now owns or may hereafter acquire, including sales pursuant to the Amended and Restated Registration Rights Agreement described in Item 6 hereto, to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including

CUSIP No. 928254101	SCHEDULE 13D

acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management or the Board of the Issuer deemed necessary or desirable; (viii) pledge securities of the Issuer to secure obligations of the Reporting Persons; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders or officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Except as described above in this Item 4 and in Item 6 hereof, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals requiring disclosure under Item 4(a)-(j) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)         See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of shares of Class A Common Stock beneficially owned by each of the Reporting Persons.

(b)         See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the relationship between TJMT and NIH as a result of the Stockholders Agreement pursuant to which TJMT has agreed to take all necessary action, including voting all of its shares of capital stock of the Issuer, or providing written consent, to cause the election of the directors nominated by NIH, as further described in Item 6 hereof, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own an additional 39,725,979 shares of Class A Common Stock, which represents the shares of Class A Common Stock held by NIH. 39,725,979 shares of Class A Common Stock represents 21.8% of the total number of outstanding shares of Class A Common Stock (assuming that there is a total of 182,150,593 shares of Class A Common Stock issued and outstanding, which is the sum of (i) 88,452,589 shares of Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2017, (ii) 12,670,014 shares of Class A Common Stock issuable upon the exchange of the 12,670,014 Virtu Financial Units and an equal number of shares of Class C Common Stock, each of which is held by Employee Holdco, for shares of Class B Common Stock, (iii) 79,610,490 shares of Class A Common Stock issuable upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D Common Stock, each of which is held by TJMT, for shares of Class B Common Stock and (y) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock) and (iv) 1,417,500 shares of Class A Common Stock underlying vested and

CUSIP No. 928254101	SCHEDULE 13D

exercisable options or options becoming vested and exercisable within 60 days held by Vincent Viola and Michael Viola.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities described in this Schedule 13D as being held by NIH.

(c)          Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in shares of Class A Common Stock during the past 60 days.

(d)         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5, other than, with respect to the securities held directly by NIH and its affiliates.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders Agreement

On April 20, 2017, in connection with entering into the Temasek Investment Agreement and NIH Investment Agreement, the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) with TJMT, Temasek, Havelock Fund Investments Pte Ltd. (an affiliate of Temasek) (“Havelock” and, together with Temasek, the “Temasek Entities”) and NIH. The provisions of the Stockholders Agreement summarized below took effect at the closing of the Acquisition.

Under the Stockholders Agreement, TJMT has agreed to take all necessary action, including voting all of its shares of capital stock of the Issuer, or providing written consent, to cause the election of the directors nominated by NIH pursuant to the NIH Investment Agreement and in accordance with the terms of the Stockholders Agreement. Further, TJMT has agreed, for so long as NIH is entitled to nominate a director, to take all necessary action, including voting its shares of capital stock of the Issuer, to ensure that the provisions in respect of corporate opportunities and director and officer indemnification, exculpation and advancement of expenses set forth in the Issuer’s certificate of incorporation and by-laws are not amended, modified or supplemented in any manner without NIH’s prior written consent. To the extent TJMT transfers any of its shares to an affiliated transferee, that transferee would also be bound by the terms of the Stockholders Agreement. TJMT’s obligations pursuant to NIH’s director nomination right will automatically terminate upon the termination of NIH’s right to appoint directors pursuant to the NIH Investment Agreement.

The Stockholders Agreement also grants the Temasek Entities and NIH tag-along rights, subject to customary exceptions, in connection with a transfer of shares by TJMT that are subject

CUSIP No. 928254101	SCHEDULE 13D

to cutback provisions on a pro rata basis (in each case calculated based on a fully exchanged and converted to Class A Common Stock basis).

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On April 20, 2017, in connection with the Investments, the Issuer, TJMT, the Temasek Entities, NIH and certain direct or indirect equityholders of the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement grants the parties certain demand and other registration rights. The Amended and Restated Registration Rights Agreement took effect at the closing of the Acquisition.

Subject to several exceptions, including certain specified underwriter cutbacks and the Issuer’s right to defer a demand registration under certain circumstances, TJMT, the Temasek Entities and NIH may require that the Issuer register for public resale under the Securities Act of 1933, as amended, all common stock of the Issuer constituting registrable securities that they request be registered at any time so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $50 million. Under the Amended and Restated Registration Rights Agreement, the Issuer is not obligated to effectuate more than seven demand registrations for TJMT, more than four demand registrations for NIH or more than three demand registrations for the Temasek Entities. TJMT, the Temasek Entities and NIH also have the right to require the Issuer to register the sale of the registrable securities held by them on a registration statement on Form S-3, subject to offering size and other restrictions. In addition, the Issuer is required to file a shelf registration statement for the registrable securities, and cause such shelf registration statement to become effective, within one year after the earlier of the closing of the Temasek Investment and the NIH Investment.

If TJMT, the Temasek Entities or NIH make a request for registration, the non-requesting parties to the Amended and Restated Registration Rights Agreement are entitled to piggyback registration rights in connection with the request. If such request is for an underwritten offering, the piggyback registration rights are subject to underwriter cutback provisions. In addition, the parties to the Amended and Restated Registration Rights Agreement are entitled to piggyback registration rights with respect to any registration initiated by the Issuer or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights are subject to underwriter cutback provisions.

Pursuant to the Amended and Restated Registration Rights Agreement, NIH will have no registration rights until after the first anniversary of the closing of the NIH Investment and during such period NIH shall be deemed to be an Excluded Party (as defined in the Amended and Restated Registration Rights Agreement) in connection with certain cutback provisions (unless TJMT exercises its registration rights under the Amended and Restated Registration Rights Agreement, in which case NIH will have the right to exercise its registration rights).

CUSIP No. 928254101	SCHEDULE 13D

In connection with the registrations described above, the Issuer will indemnify any selling stockholders and the Issuer will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of the selling stockholders and their internal and similar costs (other than the fees and expenses of a single law firm representing the selling stockholders)).

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Amended and Restated Lock-up Waivers Agreement

On April 20, 2017, in connection with the Amended and Restated Registration Rights Agreement, Mr. Viola, TJMT, Employee Holdco, the Issuer, the Temasek Entities, NIH and the other parties thereto entered into the Amended and Restated Lock-up Waivers Agreement (the “Amended and Restated Lock-up Waivers Agreement”). The Amended and Restated Lock-up Waivers Agreement governs any underwriter lock-ups to which TJMT, the Temasek Entities and NIH are subject, and the priority on release of such lock-ups. The Amended and Restated Lock-up Waivers Agreement took effect at the closing of the Acquisition.

The foregoing description of the Amended and Restated Lock-up Waivers Agreement is qualified in its entirety by reference to the Amended and Restated Lock-up Waivers Agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

Except as disclosed in Items 3 and 4 above and this Item 5, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies.

CUSIP No. 928254101	SCHEDULE 13D

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2

Stockholders Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd. and North Island Holdings I, LP (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.3

Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd., North Island Holdings I, LP and the additional holders named therein (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.4

Amended and Restated Lock-up Waivers Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., North Island Holdings I, LP and the additional parties named therein.

99.5

Powers of Attorney, dated February 4, 2016, granted by the Reporting Persons in favor of the Issuer’s General Counsel, Chief Financial Officer and Chief Executive Officer (incorporated by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on February 5, 2016).

CUSIP	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2017

*
Vincent Viola

*
Virtu Employee Holdco LLC

*
TJMT Holdings LLC

*
Michael Viola

*
Teresa Viola

*By:

/s/ Justin Waldie
Justin Waldie, as Attorney-in-fact